UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Update on Return of Value, dated 25 April 2019

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

25 April 2019
Micro Focus International plc

Update on Return of Value

Further to the announcement on 1 April 2019 relating to the proposed return of value of an aggregate amount in pounds sterling equivalent to $1.8 billion (the "Return of Value") to holders of its Ordinary Shares and American Depositary Shares representing Ordinary Shares ("ADS") by way of a B Share Scheme, Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP) announces that the exchange rate to be used for the Return of Value will be US$1.295211 to £1.00.

Accordingly, the aggregate amount of the Return of Value shall be £1.389735 billion and, based on the current number of Ordinary Shares in issue (excluding shares held in treasury) of 413,784,754, the Return of Value will amount to 335.859391 pence per Ordinary Share (or ADS representing such Ordinary Share).

The Return of Value and associated Share Capital Consolidation are subject to approval from Micro Focus shareholders by way of a special resolution at the General Meeting to be convened on 29 April 2019 at 9.00 a.m. at Numis Securities Limited, 10 Paternoster Square, London EC4M 7LT.

The Share Capital Consolidation is conditional upon Admission and is expected to take effect at 8.00 a.m. (UK time) on 30 April 2019, in respect of the Ordinary Shares and 9.30 a.m. (New York City time) on 30 April 2019 in respect of the ADS.

Shareholders will receive their proceeds under the Return of Value in pounds sterling other than the ADS Holders whose proceeds will be converted into US dollars by the Depositary, having regard to the prevailing exchange rate at the time of conversion, which is expected to be on the B Share Scheme Payment Date for the Ordinary Shares.

Under the expected timetable of events, shareholders entitled to receive payments in respect of the proceeds from the B Share Scheme will be sent cheques or, if shareholders hold their Existing Ordinary Shares in CREST or ADS through DTC, will have their CREST or DTC accounts credited, as applicable, by the B Share Scheme Payment Date, which is currently expected to be on or before 13 May 2019 in respect of Ordinary Shares and, in order to allow for the conversion from pounds sterling to US dollars by the Depositary, on or before 20 May 2019 in respect of the ADS.

Undefined capitalised terms have the same meanings as defined in the announcement on 1 April 2019.
 For further information, please contact: Enquiries: Micro FocusTel: +44 (0) 1635 32646 Kevin Loosemore, Executive Chairman Stephen Murdoch, Chief Executive Officer Brian McArthur-Muscroft, Chief Financial Officer Tim Brill, IR Director Numis (Corporate Broker and Financial Adviser)Tel: +44 (0) 20 7260 1000 Simon Willis Tom Ballard Jonathan Abbott PowerscourtTel: +44 (0) 20 7250 1446 Elly Williamson Celine MacDougall

IMPORTANT NOTICE

This announcement has been issued by and is the sole responsibility of Micro Focus.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities pursuant to this announcement or otherwise.

This announcement has been prepared in accordance with English law, the EU Market Abuse Regulation and the Disclosure Guidance and Transparency Rules of the UKLA and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

The release, publication or distribution of this announcement in, into or from jurisdictions outside the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

About Micro Focus

Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 25 April 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer